Filed Pursuant to Rule 253(g)(2)
File No. 024-12109

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED June 12, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition

215 Interchange Controlled Subsidiary – Las Vegas, NV

On June 6, 2023, we directly acquired ownership of a “majority-owned subsidiary” FRIND-215 Interchange, LLC (the “215 Interchange Controlled Subsidiary”) for an initial purchase price of approximately $3,816,200, which is the initial stated value of our equity interest in the 215 Interchange Controlled Subsidiary (the “215 Interchange East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 215 Interchange Controlled Subsidiary for an initial purchase price of approximately $34,344,180 (the “215 Interchange Interval Fund Investment” and, together with the 215 Interchange East Coast Opportunistic REIT Investment, the “215 Interchange Investment”). The 215 Interchange Controlled Subsidiary used the proceeds of the 215 Interchange Investment to acquire an industrial building containing approximately 400,000 square feet of net rentable area on an approximately 23-acre site located at 4970 East North Belt Road, Las Vegas, Nevada 89086 (the “215 Interchange Property”). The initial 215 Interchange East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial 215 Interchange Investment and the 215 Interchange Property occurred concurrently.

The 215 Interchange Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 215 Interchange East Coast Opportunistic REIT Investment, we have full authority for the management of the 215 Interchange Controlled Subsidiary, including the 215 Interchange Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 215 Interchange Property purchase price, paid directly by the 215 Interchange Controlled Subsidiary.

The total purchase price for the 215 Interchange Property was approximately $80,160,000 or approximately $200 per rentable square foot. We anticipate soft costs, financing, and other fees of approximately $5,914,000 bringing the total projected project cost for the 215 Interchange Property to approximately $86,074,000. To finance the acquisition of the 215 Interchange Property, we secured a $42,000,000 senior loan with JP Morgan with a three-year term and a floating interest rate benchmarked at SOFR + 2.40%. Additional financing may be pursued at a later date.

The 215 Interchange Property was delivered in 2023. The property is fully leased to a tenant who is currently completing tenant improvements. Cushman & Wakefield will be providing institutional third-party management services.

The 215 Interchange Property is located on approximately 23 acres of improved land at 215 Interchange Drive, Las Vegas, NV, in Clark County. The 215 Interchange Property is located in the North Las Vegas Submarket, 2 miles from I-15 which has linkages to Los Angeles, Las Vegas, Central Phoenix, Salt Lake City and more hubs.

The following table contains underwriting assumptions for the 215 Interchange Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
215 Interchange	4.5%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.